UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CITRIX SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

177376100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

David R. Friedman, Esq.

General Counsel and

Senior Vice President,

Human Resources

851 West Cypress Creek Road

Ft. Lauderdale, FL 33309

(954) 267-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Stuart M. Cable, Esq.

Antonio G. Gomes, Esq.

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$5,985,303.60	$183.75

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 551,912 shares of common stock of Citrix Systems, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Amend Eligible Options, dated September 11, 2007 (the “Offer to Amend”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Citrix Systems, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 851 West Cypress Creek Road, Ft. Lauderdale, FL 33309; and its telephone number is (954) 267-3000. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Citrix”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend attached hereto as Exhibit (a)(1)) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended. Each eligible participant may elect to amend his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $0.001 per share, purchasable thereunder and become eligible to receive a Cash Payment (as defined in the Offer to Amend) from the Company, all upon the terms and subject to the conditions set forth in the Offer to Amend and the related Election Form attached hereto as Exhibit (a)(7) (the “Election Form,” and together with the Offer to Amend as they may each be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 P.M. ET on October 8, 2007 but may be extended (the “Expiration Date”). As of September 5, 2007, Eligible Options to purchase 551,912 shares of the Company’s common stock were outstanding.

The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Payment With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Amend under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Amend (“Information Concerning the Directors and Executive Officers of Citrix Systems, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Payment With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options”), Section 10 (“Amended Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Citrix Systems, Inc. Amended and Restated 1995 Stock Plan (the “1995 Plan”), the 2000 Stock Incentive Plan of Net6 (the “Net6 Plan”), and the 2005 Equity Incentive Plan (the “2005 Plan”), pursuant to which the Eligible Options have been granted are attached hereto as Exhibits (d)(5), (d)(4) and (d)(2), respectively, and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Amend under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend under Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Payment With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Amend under Section 11 (“Information Concerning Citrix”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Schedules”) of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 is incorporated herein by reference. Item 1 (“Condensed Consolidated Financial Statements”) of each of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2007 and June 30, 2007 are incorporated herein by reference.

(b) Not applicable.

(c) Summary Information. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Citrix”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Amend, dated September 11, 2007.

(a)(2)	Email Announcement of Offer to Amend, dated September 11, 2007.

(a)(3)	Frequently Asked Questions.

(a)(4)	Screenshot of Login Page to Offer website at https://ctxs.equitybenefits.com.

(a)(5)	Screenshot of Welcome Page to Offer website at https://ctxs.equitybenefits.com (screenshots 1-3).

(a)(6)	Screenshot of Election Info Page.

(a)(7)	Screenshot of Electronic Election Form.

(a)(8)	Screenshot of Election Amendment Review (Accept Tender).

(a)(9)	Screenshot of Election Amendment Review (Decline Tender).

(a)(10)	Screenshot of Agreement to Terms of Election (screenshots 1-3).

(a)(11)	Screenshot of Print Confirmation.

(a)(12)	Screenshot of Citrix Election Confirmation Statement.

(a)(13)	Form of Step-by-Step Instructions for Making an Election.

(a)(14)	Form of Election Confirmation Statement Email (Accept Tender).

(a)(15)	Form of Election Confirmation Statement Email (Decline Tender).

(a)(16)	Form of Email Reminder of Expiration of Citrix Stock Option Tender Offer.

(a)(17)	Paper Election Form.

(a)(18)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Make Cash Payment.

(a)(19)	Citrix Systems, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2007 is incorporated herein by reference.

(a)(20)	Citrix Systems, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the SEC on September 7, 2007, is incorporated herein by reference.

(a)(21)	Citrix Systems, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2007, filed with the SEC on September 7, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Stock Option Amendment and Cash Payment Agreement.

(d)(2)	Citrix Systems, Inc. 2005 Equity Incentive Plan is incorporated herein by reference to Exhibit 10.3 to Form 10-Q, filed with the SEC on May 6, 2005.

(d)(3)	Citrix Systems, Inc. 2005 Equity Incentive Plan Incentive Stock Option Master Agreement is incorporated herein by reference to Exhibit 10.19 to Form 10-K, filed with the SEC on September 7, 2007.

(d)(4)	Amended and Restated 2000 Stock Incentive Plan of Net6 is incorporated herein by reference to Exhibit 10.7 to Form 10-K, filed with the SEC on March 11, 2005.

(d)(5)	The Citrix Systems, Inc. Amended and Restated 1995 Stock Plan is incorporated herein by reference to Exhibit 10.1 to Form 10-K, filed with the SEC on March 12, 2004.

(d)(6)	Citrix Systems, Inc. Incentive Stock Option Master Agreement.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CITRIX SYSTEMS, INC.

By:	/s/ David R. Friedman
David R. Friedman
General Counsel and Senior Vice President, Human Resources

Date:	September 11, 2007

INDEX OF EXHIBITS

(a)(1)	Offer to Amend, dated September 11, 2007.

(a)(2)	Email Announcement of Offer to Amend, dated September 11, 2007.

(a)(3)	Frequently Asked Questions.

(a)(4)	Screenshot of Login Page to Offer website at https://ctxs.equitybenefits.com.

(a)(5)	Screenshot of Welcome Page to Offer website at https://ctxs.equitybenefits.com (screenshots 1-3).

(a)(6)	Screenshot of Election Info Page.

(a)(7)	Screenshot of Electronic Election Form.

(a)(8)	Screenshot of Election Amendment Review (Accept Tender).

(a)(9)	Screenshot of Election Amendment Review (Decline Tender).

(a)(10)	Screenshot of Agreement to Terms of Election (screenshots 1-3).

(a)(11)	Screenshot of Print Confirmation.

(a)(12)	Screenshot of Citrix Election Confirmation Statement.

(a)(13)	Form of Step-by-Step Instructions for Making an Election.

(a)(14)	Form of Election Confirmation Statement Email (Accept Tender).

(a)(15)	Form of Election Confirmation Statement Email (Decline Tender).

(a)(16)	Form of Email Reminder of Expiration of Citrix Stock Option Tender Offer.

(a)(17)	Paper Election Form.

(a)(18)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Make Cash Payment.

(a)(19)	Citrix Systems, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2007 is incorporated herein by reference.

(a)(20)	Citrix Systems, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the SEC on September 7, 2007, is incorporated herein by reference.

(a)(21)	Citrix Systems, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2007, filed with the SEC on September 7, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Stock Option Amendment and Cash Payment Agreement.

(d)(2)	Citrix Systems, Inc. 2005 Equity Incentive Plan is incorporated herein by reference to Exhibit 10.3 to Form 10-Q, filed with the SEC on May 6, 2005.

(d)(3)	Citrix Systems, Inc. 2005 Equity Incentive Plan Incentive Stock Option Master Agreement is incorporated herein by reference to Exhibit 10.19 to Form 10-K, filed with the SEC on September 7, 2007.

(d)(4)	Amended and Restated 2000 Stock Incentive Plan of Net6 is incorporated herein by reference to Exhibit 10.7 to Form 10-K, filed with the SEC on March 11, 2005.

(d)(5)	The Citrix Systems, Inc. Amended and Restated 1995 Stock Plan, is incorporated herein by reference to Exhibit 10.1 to Form 10-K, filed with the SEC on March 12, 2004.

(d)(6)	Citrix Systems, Inc. Incentive Stock Option Master Agreement.

(g)	Not applicable.

(h)	Not applicable.